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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS
      Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                SOCHRYS.COM INC.
                                ----------------
                 (Name of Small Business Issuer in its charter)

           Nevada                                             APPLIED FOR
----------------------------                           ----------------------
(State or other jurisdiction                           (I.R.S. Employer ID No.)
of incorporation or organization)

             Route de Jussy 29, CH 1226 Thonex-Geneva, Switzerland
       -----------------------------------------------------------------
       (Address of principal executive offices)                (Zip Code)

Issuer's telephone number  41-22-869-2070
                          ---------------

Securities to be registered under Section 12(b) of the Act. None
                                                            ----

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered

Not applicable                                          Not Applicable
--------------                                  ----------------------

Securities to be registered under Section 12(g) of the Act.

                         Common Stock, $.001 par value
                         -----------------------------
                                 Title of Class


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                                SOCHRYS.COM INC.
                                   Form 10-SB
                               Table of Contents

                                     PART I
                                     ------
                                                                       Page
                                                                       ----
ITEM 1.    Description of Business                                       4
-------

ITEM 2.    Management's Discussion and Analysis
-------    of Financial Conditions and Results of Operation             22

ITEM 3.    Description of Property                                      28
-------

ITEM 4.    Security Ownership of Certain Beneficial                     29
-------    Owners and Management

ITEM 5.    Directors and Executive Officers, Promoters
-------    and Control Persons                                          30

ITEM 6.    Executive Compensation                                       31
-------

ITEM 7.    Certain Relationships and Related Transactions               32
-------

ITEM 8.    Description of Securities                                    32
-------

                                    PART II
                                    -------

ITEM 1.    Market Price of and Dividends on the Registrant's
-------    Common Equity and Related Shareholder Matters                33

ITEM 2.    Legal Proceedings                                            34
-------

ITEM 3.    Changes in and Disagreements with Accountants                34
-------

ITEM 4.    Recent Sales of Unregistered Securities                      34
-------

ITEM 5.    Indemnification of Directors and Officers                    35
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                                    PART F/S
                                    --------
Financial Statements
                                                                       F-1
                                    PART III
                                    --------
ITEM 1.    Index to Exhibits                                            36
-------

ITEM 2.    Description of Exhibits                                      36
-------

           Signature Page                                               37


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                                     PART I

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         SOCHRYS.Com Inc. (the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Registration Statement or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Company's technology; (iv) the Internet; and, (v) the Company's financing plans. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, security risks of transmitting information over the Internet, government regulation, technological change and competition.

         The information contained in this Registration Statement, including, without limitation, the information set forth in "Part I. Item 1. Description of Business" including, but not limited to, that set out under the heading "Risk Factors" and the information set forth in "Part 1. Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this Registration Statement should be evaluated in light of these important risk factors. In addition, the Company does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.


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Item 1.           DESCRIPTION OF BUSINESS

GENERAL

         The Company, through its wholly-owned subsidiaries, Graph-O-Logic, S.A., a Swiss corporation (the "Subsidiary"), SOCHRYS Technologies S.A., a
Swiss corporation and SOCHRYS Technologies Inc., a Canadian corporation, (collectively the "Subsidiaries"), is an Internet software company that develops and markets Web technologies (the "SOCHRYS(TM) Technology"). Management believes that SOCHRYS(TM) Technology based products have been developed to the stage of being saleable, but the Company has yet to make a commercial sale.

         Products based on the SOCHRYS(TM) Technology will allow the implementation of integrated software solutions for providers of goods and services and will be able to be utilized on most current operating systems linked to the Internet or any other communication network. SOCHRYS(TM) Technology offers a user-friendly, software-only environment that supports most electronic services for distributed operations, including e-banking, e-commerce, and e-business. In addition, SOCHRYS(TM) Technology provides security over the Internet through a three-level Master/Agents/Clients architecture. This three-level approach places one or more Agents as an insulating level between the two parties to a transaction, the Master and the Client, so that no Client can directly communicate to the Master, and the Agents can only act upon the Master's instructions.

         Unless the context indicates otherwise, reference to the "Company" herein includes the "Subsidiaries."

THE INTERNET MARKET

         The rapid growth of business over the Internet is propelled by large and small businesses alike, as they consider the Web as a media to offer their products and services. Using this distribution channel, entrepreneurs start new businesses more easily and with smaller up-front inves(TM)ents. They can readily access a worldwide network of customers and develop their business activity through Internet-based operations.

         Many products and services are available for purchase over the Internet, including computer hardware, software, entertainment products (books, motion pictures, videos, games, CDs and DVDs), information services (databases, online newspapers), product licenses, financial services and professional services. While the value of electronic trade is already in the billions of dollars, electronic trade is still a very small fraction of the total trade for goods and services.

         Commerce on the Internet is still at the very beginning of the growth curve. Management believes that significant growth of commerce on the Internet will require that more vendors go


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on-line; and that consumers feel secure about using the Internet to complete financial transactions.

         Many vendors are deterred from selling over the Internet by the difficulties encountered in setting up an efficient e-commerce facility and the amount of human and financial resources required to set up such a facility. As a result, management believes that there is a need for an integrated e-commerce software package that facilitates the use of the Internet as a main-line distribution channel, linking large corporations, small businesses and individuals.

         Management believes that consumer confidence in the security of financial transactions is also a major deterrent to more rapid growth of commerce over the Internet. Hacking, cracking, viruses, e-mail break-ins and theft of confidential information over the Internet are ongoing problems.

         As discussed below, management believes that SOCHRYS(TM) Technology addresses both of these issues.

SOCHRYS(TM) Technology

         SOCHRYS(TM) Technology is based upon a distributed, dynamic component architecture that operates on a three-level Master-Agents-Clients model. The Master level is the system supervisor; the Agent level contains the corporate software services; and the Client level provides controlled access to the system. It operates indifferently on any user's media (computer or digital devices like palmtops, cellular phones, set top boxes for televisions).

         SOCHRYS Technology implements a "Virtual Operating System" ("VOS"). The Company's VOS ('SVOS') software is installed directly on the host computer processor, memory and disk storage unit and coexists with the host computer's operating system.

As a software-only solution, SOCHRYS(TM) Technology provides the following benefits:

-  Compatibility

     The SVOS works with most versions of the Microsoft, MacIntosh and Unix operating systems. Individual computers using SOCHRYS(TM) Technology through the Internet, Intranet or Extranet automatically become compatible with each other, regardless of their individual operating systems because once 'inside' the SVOS, the SOCHRYS(TM) Technology ensures compatibility and interoperability between all computers linked to the SVOS at that point in time.


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-  Mobility

     The SVOS works with all main communication protocols (TCP/IP, IPX, SNA, Netbios, X25). It uses both modes of communication: synchronous (local, remote, parallel) or asynchronous (local, remote, parallel, massively parallel, engine). It also encapsulates the main set of standards, like DCOM/COM or CORBA and proprietary systems.

-  Portability

     The SVOS uses its own executable code file standards (where all instructions are subsets of one general instruction format) to generate assembled executable files that run on the SVOS. This ensures that the applications will operate on the different users' platforms. The Company plans to implement future evolutions in the host environment technologies in SOCHRYS(TM) Technology by upgrading the SVOS.

     The SVOS does not require any dedicated hardware. It can make use of any type of peripherals connected to SOCHRYS(TM) Technology.

-  Security

     SOCHRYS(TM) Technology is based on a three-level architecture of Master - Agents - Clients that prevents any data or software from being hacked, cracked or disassembled. A number of specific procedures ensure full security:

     - The Client software can only initiate a transaction once access to the SVOS has been recognized and authorized by a "Provider Agent" for whom this is its only function and which is entirely separate from all other Agents.

     - A query can only be made by a Query Agent to the Master through various encryption, access recognition and password verification protocols and is only processed using a user-specified executable code.

     - The Master forwards authorized requests directly and exclusively to the specialized Agent that will deliver the software, component or data to the user's Client and does so, through a separate channel, using different software codes and encryption protocols. Thus, no Client can directly communicate to the Master, and Agents can only act upon the Master's instructions.

The SOCHRYS UNIVERSAL COMPUTER(TM)

         To access SOCHRYS(TM) Technology, SOCHRYS CLIENT(TM) software must first be downloaded to a computer. This software controls the access to the SVOS and its services. Once SOCHRYS CLIENT(TM) software is installed, the SOCHRYS(TM) Technology provides


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compatibility and interoperability between all computers also linked to the
SVOS at that point in time. Together, they form the "SOCHRYS Universal Computer(TM)." This brings all users in to the same computing environment where they may share the resources of any computer or device connected to the Universal Computer.

THE TARGET MARKET

         The Company intends to target the following three types of customers for SOCHRYS(TM) Technology:

Large Organizations

         The Company plans to license its technology to large organizations that develop, market, sell or distribute software products where interaction with a distributed client base is of the essence. Potential clients will include, among others, telecommunication firms, banks, large Internet Service Providers, international distribution services, government agencies, international retailers and hotel chains. These potential clients' applications may run on Microsoft, Unix or MacIntosh technologies.

Smaller Organizations

         The Company plans to market a range of SOCHRYS(TM) Technology based Internet software products for easy customization by smaller organizations that wish to interact with their client base over the Internet. These products will be aimed at the numerous entrepreneurs and corporations that are developing new services to profit from the Internet and that desire to be compatible with all major operating systems. Services developed by such customers may cover the whole range of electronic commerce, be it for the business-to-business segment or the business-to-consumer segment.

Organizations With Special Needs

         The Company also plans to target organizations that have extensive computing needs and wish to resort to a technology that may be as efficient but less expensive than super computers or an array of workstations.

MARKETING STRATEGY

         The Company plans to initiate a marketing campaign to bring its technology and products to the marketplace. This campaign will be based on a direct sales approach, where experienced marketing representatives make high-level contacts within corporations to present the competitive advantage that the use of SOCHRYS(TM) Technology can bring to the corporation.


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Leads to such presentations will be generated through personal contacts and through attendance at and participation in specialized e-commerce and security trade shows, where the Company's presence will reflect its high-level approach.

         A Web site will be designed to attract technical personnel where the Company will stress its multi-level architecture and its inherent security as well as the ease with which applications can be developed and integrated into existing systems.

         The marketing representatives will target early adopters of technology in order to generate testimonials from clients and implementation sites in the earliest timeframe possible. These early clients will have an impact on the SOCHRYS Technology development schedule, as interfaces with current systems will need to be developed for the first few clients before being generalized to other sites.

         The representatives will be supported by a series of technical literature on specific topics such as security, integration into current systems, openness of our architecture, future developments and implementation procedures.

         The main expense factors for this marketing campaign are expected to be for personnel, participation in trade shows, travel and living expenses, Web site development and maintenance and literature preparation and distribution, roughly in this descending order of importance.

         The Company expects the sales cycle to be from four to eight months in duration. The territory where most potential clients will reside is expected to be in the northeastern, southeastern and central US. Marketing representatives could be based in the Atlanta and Boston area to minimize travel. Some three to five representatives could be hired during the next year.

         Marketing in Europe could start in the months after the first few successful implementations in North America.

         For more information, please see: "Part I. Item 2. Management Discussion and Analysis; Plan of Operations".

SOCHRYS(TM) PRODUCTS

The Company plans to offer specific products for each type of customer (as described in "Part 1. Item 1. Description of Business; The Target Market"):

    - For large organizations, the Company plans to propose customized versions of the SOCHRYS Universal Computer(TM). This suite of products will contain the elements of SOCHRYS(TM) Technology required to build an Internet Domain where a Provider can implement its services. Business and commercial applications can be built on




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         SOCHRYS(TM) Technology and delivered in a secure manner by using the
         SOCHRYS Universal Computer(TM) software.

- For mid-size organizations, the product frameworks will include various extensions of the SOCHRYS Universal Computer(TM) that can interact with each other.

- For organizations requiring computer power, the Company plans to offer Massively Parallel Virtual Computation which will operate over the Internet and will be based upon the SVOS. It will enable any host computer or media to have the power and resources of a more powerful computer by accessing and sharing the power of any hardware or software resource from any and all computers networked via the Company, regardless of geographical location.

Competition

For Security Features

         The competition for SOCHRYS(TM) Technology security features comes from a host of suppliers of security measures products and from internal systems developed by potential clients to prevent unauthorized access.

         Security measures suppliers include:
            -  Private Key Encryption algorithms such as DES
            -  Public Key encryption algorithms such as RSA, Entrust
            - Browser Level Protection such as Secure Socket Layer offered by Netscape and Microsoft
            - System Level Protection such as the Secure Electronic Transaction developed by Visa and MasterCard offered by the credit card industry and the banking system
            - Network Level Protection such as the Private Networks Virtual Private Networks.

         SOCHRYS(TM) Technology will provide security features for the transmission of data over the Internet, extranet or intranet as well as on private and public networks. Typically, the potential clients of SOCHRYS(TM) Technology do not use the Internet to exchange data. They use various systems developed by them for their private purpose to circulate data on private networks. Alternatively, they circulate data on public data-only networks like the AT&T World Net.

         SOCHRYS(TM) Technology will offer a different approach to security, by installing its virtual computer on any Client Site which will makes the information managed by the SVOS




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inaccessible by any other party. Once inside the SVOS, a number of the above-mentioned security measures may also be used to interface with the customers internal systems, although they do not contribute to the inherent security of SOCRYS Technology.

         The Company knows of no other supplier who has implemented this approach on PC environments but no assurances can be given that competitive products do not exist or will not be developed or that the Company's products will be saleable in the marketplace.

For the Virtual Operating System

         Competitors for "Virtual Operating Systems" all have a common type of implementation, using a "layer" approach that relies on the host normal operating system. While these "Virtual Operating Systems" have success in making applications more host-independent, they all share the difficulty and security threats of the underlying operating systems. The SVOS will be implemented directly on the host processor and memory and coexists with the host operating system but the SVOS operations will be entirely separate from that of the host system.

         We know of no other supplier who has implemented this approach but no assurance can be given that competitive products do not exist or will not be developed or that the Company's products will be saleable in the marketplace.

RESEARCH AND DEVELOPMENT

The Company spent $202,000 and $270,000 during the nine months ended September 30, 1999 and the year ended December 31, 1998 respectively, on research and development activities. See: "Part I. Item 2. Management Discussion and Analysis; Plan of Operations".

INTELLECTUAL PROPERTY PROTECTION

         The Company is taking the following steps to protect its intellectual property. The Company relies on trade secrets and confidentiality agreements. Trademarks are being registered in North America and in Europe to cover specific products described herein, as well as the SOCHRYS name itself. The Company claims copyright in specific software products and various elements of the core SOCHRYS(TM) Technology.

         Although no assurances can be given, the Company believes that the SOCHRYS(TM) Technology and its implementation are patentable. The Company is taking steps to prepare a patent application covering its approach and preferred implementation. The initial patent applications will cover the U.S. and be expanded to other countries as and when the Company penetrates new markets. The Company is in the process of defining migration paths for the various products and developing schedules for that migration. This will define the requirement



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for additional patent, trademarks and copyright protection, which will be applied for as required in order to prevent unauthorized use of the SOCHRYS(TM) Technology.

         No assurances can be given that the Company will be able to obtain or maintain the foregoing intellectual property protection nor that the SOCHRYS(TM) Technology does not infringe upon the intellectual property rights of others. In the event that the Company is unable to obtain the foregoing protection or SOCHRYS(TM) Technology infringes intellectual property rights of others, the Company's business and results of operations could be materially and adversely affected. For more information see: "Risk Factors; Proprietary Rights" below.

EMPLOYEES

         As of November 30 1999 the Company had thirteen full-time employees including three executive officers, six software developers and programmers, two in marketing and sales and two administrative staff. Twelve of the employees are located in the Geneva, Switzerland office and one is located in Ottawa, Canada. In addition, the Company regularly engages technical consultants and independent contractors to provide specific advice or to perform certain administrative or technical functions.

HISTORY OF THE COMPANY

         The Company was incorporated in the State of Nevada on April 12, 1989 as CCC Funding Corp. to seek out one or more potential business ventures. It has changed its name on four subsequent occasions to: American Gold Group Inc. (February 3, 1992); American Group, Inc. (August 26, 1992); Global Science Corp. (December 23, 1993); and SOCHRYS.com Inc. (August 9, 1999).

         The Company's Articles of Incorporation were revoked by the State of Nevada effective January 1, 1996 for failure to file a list of Officers and Directors and pay the requisite filing fees. The State of Nevada reinstated the Company's Articles of Incorporation on February 10, 1999.

         On February 24, 1999, the Company acquired certain mining property located in Fresno, California (the "Jack Thorn Property") from Western Continental, Inc. for $27,500 worth of Company Common Stock (91,667 post reverse split shares).

         On April 6, 1999, the Company effected a reverse split of its issued and outstanding shares of Common Stock on a one-for-300 basis. All references to shares of the Company's Common Stock herein retroactively give effect to this reverse split unless the text specifically indicates otherwise.

         The Company undertook the sale of 3,000,000 shares of its Common Stock for an aggregate of $30,000 pursuant to an offer conducted under Rule 504 of Regulation D of the


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Securities Act of 1933, as amended (the "Act").  The sale was completed on
April 6, 1999.  See "Part II. Item 4. Recent Sales of Unregistered Securities."

         On June 23, 1999, the Board of Directors and Company Shareholders owning a majority of the issued and outstanding shares of the Company's Common Stock, determined not to maintain the Jack Thorn Property and to write off the costs of acquiring the property.

         On August 3, 1999, the Board of Directors and Company Shareholders owning a majority of the issued and outstanding shares of the Company's Common Stock, approved the acquisition of 100% of the issued and outstanding shares of stock of Graph-O-Logic, S.A., a Swiss corporation (the "Subsidiary"), for 8,459,000 shares of the Company's Common Stock and warrants to purchase an aggregate of 2,000,000 shares over a four year period. 1,000,000 of the warrants are exercisable at $2.00 per share and the other 1,000,000 warrants are exercisable at $5.00 per share. In addition, Jean Pierre Hofman and Andre Hensler, two Executive Officers of the Subsidiary, were elected Directors of the Company.

         The Company's acquisition of the Subsidiary was consummated on August 30, 1999 at which time the Company's former executive officers and directors other than Messrs. Hofman and Hensler resigned and were replaced by a slate chosen by the Subsidiary.

         In August 1999 the Company incorporated SOCHRYS Technologies S.A. in Switzerland as a wholly owned subsidiary to conduct research and development and marketing in Europe. In December 1999 the Company incorporated SOCHRYS Technologies Inc. in Canada as a wholly owned subsidiary to conduct research and development and marketing in North America.

RISK FACTORS

         The Company's operations and its securities are subject to a number of risks, including those described below. If any of the following risks actually occur, the business, financial condition and/or operating results of the Company and the trading price or value of its securities could be materially adversely affected.

         Limited Operating History

         The Company's limited operating history makes it difficult to evaluate its current business and prospects or to accurately predict its future revenue or results of operations. The Company's revenue and income potential are unproven, and its business plan is constantly evolving. Management believes that SOCHRYS(TM) Technology based products have been developed to the stage of being saleable, but the Company has yet to make a commercial sale. Because the Internet is constantly changing and software technology is constantly improving, the Company may need to modify its business plan to adapt to these changes. Companies in early stages of development, particularly companies in new and rapidly evolving computer technology and




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Internet industry segments, are generally more vulnerable to risks, uncertainties, expenses and difficulties than more established companies.

         History of Operating Losses and Anticipated Losses and Negative Cash Flow for the Foreseeable Future

         The Company incurred operating losses and negative cash flow during the nine months ended September 30, 1999. During the year ended December 31, 1998 the Company generated operating income and positive cash flow. However, the Company expects operating losses and negative cash flow to continue for the foreseeable future and to increase significantly from current levels as the Company significantly increases its expenditures for sales and marketing, technology, infrastructure research and development and to enhance its business. With increased on-going operating expenses, the Company will need to generate significant revenue to achieve profitability. Consequently, it is possible that the Company may never achieve profitability, and even if it does achieve profitability, the Company may not sustain or increase profitability on a quarterly or annual basis in the future. If the Company does not achieve or sustain profitability in the future, the Company may be unable to continue its operations.

         Immediate Need for Additional Capital

         The Company has an immediate need for additional working capital in order to maintain its current operations and to proceed with its business plan. See "Part I. Item 2. Management Discussion and Analysis; Plan of Operations." The Company does not currently have any commitment from any third party to provide financing and may be unable to obtain financing on reasonable terms or at all. Furthermore, if the Company raises additional working capital through equity, its shareholders will experience dilution. If the Company is unable to raise additional financing when needed, it may be unable to grow or maintain its then current level of business operations.

         Dependence On Key Personnel

         The future success of the Company depends to a significant extent on the continued services of senior management, including Jean Pierre Hofman, Andre Hensler, and Paul Claverie. The loss of any of these senior managers would likely have an adverse effect on the Company's business. At present, the Company does not have any employment agreements with these personnel nor does it have key man life insurance on them. In addition, competition for personnel throughout the industry is intense and the Company may be unable to retain its current key employees or attract, integrate or retain other highly qualified employees in the future. If the Company does not succeed in attracting new personnel or retaining and motivating its current personnel, its business could be materially adversely affected.

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         The Market is Highly Competitive and the Company May Not Be Able to
         Compete Successfully Against Its Current and Future Competitors

         The market for the Company's products and technology is highly competitive and subject to rapid change. The Company faces competitive pressures from numerous actual and potential competitors. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of the Company's current and potential competitors have substantial competitive advantages, including:

             -    longer operating histories;
             - significantly greater financial, technical and marketing resources;
             -    greater brand name recognition; and
             -    larger existing customer bases.

         These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services. Services offered by existing and potential competitors may be perceived by users or advertisers as being superior to the Company's. No assurance can be given that the Company will be able to compete.

         Brand Recognition

         To attract customers the Company may have to develop a brand identity and increase public awareness of its technology, and products. To increase brand awareness, the Company may advertise to the extent that it has adequate financial and other resources to do so. These activities may, however, not result in significant revenue and, even if they do, any revenue may not offset the expenses incurred in building brand recognition. Moreover, despite these efforts the Company may be unable to increase public awareness of its brands, which would have an adverse effect on the results of operations of the Company.

         RAPID TECHNOLOGICAL CHANGE

         The market for Internet solutions and software products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make the Company's existing or future products or technology obsolete. Keeping pace with introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of the Company's technology and products could harm the Company's ability to attract and retain customers. No assurance can be given that the Company will be able to improve and expand its technology and products to keep them state-of-the-art or that current competitors or new market entrants will not succeed in developing and




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introducing new or enhanced technology and/or products superior to, or more effective than, those of the Company.

         Proprietary Rights

         The Company's success and ability to compete depend, to a large degree, on its current technology and, in the future, technology that the Company might develop or license from third parties. Others may develop technologies that are similar or superior to that of the Company, which could impair the Company's ability to compete. For the technology developed by the Company, the Company relies on the technological and creative skills of its employees. To establish and maintain a technology leadership position, new product developments, frequent product enhancements, name recognition, and reliable product maintenance are essential. If the Company were unable to continually update the SOCHRYS(TM) Technology, develop new technology and deliver new products and enhancements, its financial condition and business prospects would be impaired. In the future, the Company may also rely on technology licensed from third parties, including software integrated with internally developed software and used in its products to perform key functions. If implemented as a component of the Company's business, these third-party technology licenses may not continue to be available to the Company on commercially reasonable terms. The loss of any technology licenses could delay, impede or prevent the Company from selling and delivering products unless and until equivalent technology could be identified, licensed, and integrated. Any such delays or halt could have a materially adverse effect on the Company's finances and business.

         To protect its technology, the Company plans to rely on patent, trademark, trade secret, and copyright law and generally enters into confidentiality and/or license agreements with its employees, consultants, and suppliers. Despite these precautions, it may be possible for unauthorized third parties to copy or otherwise obtain and use the Company's products, technology or proprietary information. In addition, effective patent, trademark, trade secret, and copyright protection may be unavailable or limited in certain foreign countries. The Company is in the process of registering trademarks and preparing patent applications. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to defend the validity of its patents, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others. Such misappropriation or litigation could result in substantial costs and diversion of resources and the potential loss of intellectual property rights, which could impair the Company's financial and business condition. Although not currently engaged in any form of litigation proceedings, in the future, the Company may receive notice of claims of infringement of other parties' proprietary rights. Such claims may involve internally developed technology or technology and enhancements that the Company may license from third parties. Moreover, although the Company sometimes may be indemnified by third parties against claims that licensed third-party technology infringes the proprietary rights of others, indemnity may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require the Company to spend time and money defending against them, and, if they were decided adversely to the Company, could cause the Company to pay damages,


Pg. 15
to be subject to injunctions, or to halt distribution of its products while the Company re-engineers them or seeks licenses to necessary technology (which might not be available on reasonable terms). Moreover, the Company could also be subject to claims for indemnification resulting from infringement claims made against Company customers, which could increase defense costs and potential damages. The Company does not currently have liability insurance to protect against the risk that its technology or licensed third-party technology infringes the proprietary rights of others. Any of these factors could have a materially adverse effect on the Company's financial condition and business.

         Year 2000 Risks

         The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year 2000. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. The Company has defined "Year 2000 Compliant" to mean that the product will accurately receive, process, and provide date data from, into, and between the twentieth and twenty-first centuries, including the years 1999 and 2000, and make leap year calculations, provided that all other products (whether hardware, software, or firmware) used in or in combination with the product properly exchange data with it. The Company has developed a Year 2000 readiness plan. The plan includes assessment, implementation, validation testing, and contingency planning. The Company has largely completed all phases of its plan, except for contingency planning, with respect to the SOCHRYS(TM) Technology and current versions of its products. Management believes that its products are Year 2000 Compliant, provided that the underlying operating system of the host machines and any other software used with or in the host machines are also Year 2000 Compliant. The Company has not tested its products on all platforms or all versions of operating systems that the Company currently supports and will advise its future customers to verify that their platforms and operating systems support the transition to the year 2000. The Company continues to test its software for compliance and may yet find errors or defects associated with Year 2000 date functions. The Company has not specifically tested software obtained from third parties (licensed software, shareware, and freeware) that may be incorporated into its products but the Company is seeking assurances from its vendors that licensed software is Year 2000 Compliant. Despite the Company's testing, future testing by the Company's potential customers, and whatever assurances the Company may receive from developers of products incorporated into or used with its products, the Company's products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in the Company's products could result in delay or loss of revenue, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which could impair the Company's finances or business prospects.

         Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent the Company may be affected by it.


Pg. 16

         The Company does not currently have any information concerning the Year 2000 compliance status of its potential customers. As is the case with other similarly situated companies, if the Company's potential customers fail to achieve Year 2000 compliance or if they divert technology expenditures to address Year 2000 compliance problems, the Company's own finances or business prospects could be impaired. The Company may experience material problems and costs with Year 2000 compliance that could impair the Company's finances and business prospects. The Company has not yet fully developed a comprehensive contingency plan to address situations that may result if it will not be able to achieve Year 2000 readiness of its critical operations. The cost of developing and implementing such a plan may itself be material.

         Failure of Online Security Measures

         A key element of the SOCHRYS(TM) Technology and the Company's products is its state-of-the-art Internet security feature. If anyone is able to circumvent the Company's security measures, they could misappropriate proprietary information or cause interruptions or problems with hardware and software of customers using the Company's products. Any such security breaches could damage the reputation of the Company. In addition, the Company could be liable to its customers for the damages caused by such breaches or it could incur substantial costs as a result of defending claims for those damages. The Company may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by the Company may not prevent disruptions or security breaches. Management believes that the three-level architecture of the Company's security system totally prevents security breaches. In the event that management is incorrect or future events or developments result in a compromise or breach of the technology the Company uses to protect a customer's personal information, the Company's financial condition and business could be materially adversely affected.

         The Company May Need to Change the Manner in Which it Conducts its Business if Government Regulation Increases or Changes

         There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the




Pg. 17

Company. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to, existing laws or regulations relating to the Web could adversely affect the Company's business. If one or more states or any foreign country successfully asserts that the Company should collect sales or other taxes on the provision of its technology or products, the Company's net sales and results of operations could be harmed. One or more states may seek to impose sales tax collection obligations on companies which engage in or facilitate the provision of services on the Internet. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of products and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from the provision of its products and technology. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act of 1998, imposes only a three-year moratorium ending on October 21, 2001 on state and local taxes on electronic commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced before October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

         Operating Results May Prove Unpredictable, and May Fluctuate Significantly

         The Company's operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. Because the Company's operating results may be volatile and difficult to predict, future operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Common Stock may fall significantly. Factors that may cause operating results to fluctuate significantly include the following:

            - new technology or products introduced by the Company or by its competitors;

            - the timing and uncertainty of advertising sales cycles and seasonal declines in advertising sales; and

            - general economic conditions, as well as economic conditions specific to users of the Company's products and technology.

         Common Stock Price May Be Volatile

         The market prices of securities of Internet and technology companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies. Factors that may contribute to the volatility of the trading price of the Common Stock include, among others:


Pg. 18

            -  the Company's quarterly results of operations;

            - the variance between the Company's actual quarterly results of operations and predictions by stock analysts;

            - financial predictions and recommendations by stock analysts concerning Internet companies and companies competing in the Company's market in general, and concerning the Company in particular;

            - public announcements of technical innovations relating to the Company's business, new products or technology by the Company or its competitors, or acquisitions or strategic alliances by the Company or its competitors;

            - public reports concerning the Company's products or technology or those of its competitors; and

            - the operating and stock price performance of other companies that investors or stock analysts may deem comparable to the Company.

         In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of the Common Stock, regardless of the Company's results of operations.

         Limited Market for the Common Stock

         The Common Stock is tradeable in the over-the-counter market and is quoted on the "Pink Sheets". The Common Stock was quoted on the OTC Electronic Bulletin Board until December 1, 1999. There is only a limited market for the Common Stock and there can be no assurance that this market will be maintained or broadened. The market price for shares of Common Stock is likely to be very volatile, and numerous factors beyond the Company's control may have a significant effect. On January 4, 1999, the Securities and Exchange Commission approved NASD rule amendments requiring companies to report their current financial information to the Securities and Exchange Commission as a condition to continuing to have their securities quoted on the OTC Electronic Bulletin Board. To do this, a company quoted on the OTC Electronic Bulletin Board needs to register its securities under the Securities Exchange Act of 1934 (the "Exchange Act") within the NASD's phase-in schedule. Pursuant to the NASD's phase-in schedule, the Company needed to be a reporting company by no later than December 1999. The Company has filed this Registration Statement to register its Common Stock under the Exchange Act. Management anticipates that once the Company is a "Reporting Company" under the Exchange Act and provided a broker-dealer is willing to list the Company's Common Stock on the OTC Electronic Bulletin Board (as to which there can be no assurance), the Company's Common Stock will be quoted on the OTC Electronic Bulletin Board again.



Pg. 19

         Substantial Sales of Common Stock Could Cause Stock Price to Fall

         As of November 19, 1999, the Company had outstanding 11,612,924 shares of Common Stock of which approximately 8,564,001 shares were "restricted securities" (as that term is defined under Rule 144 promulgated under the Act). These restricted shares are eligible for sale under Rule 144 at various times. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

         No Dividends

         The payment of dividends on the shares of the Company is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, its financial condition, and other relevant factors. The Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

         The Common Stock May Be Deemed "Penny Stock" and Therefore Subject to Special Requirements

         As of November 30, 1999, the Company's Common Stock is not a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission because it is selling at a price above five dollars per share. In the future, the Company's Common Stock may be deemed to be a "penny stock" if the per share sale price drops below five dollars. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement
(i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer (i) to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably


Pg. 20
capable of evaluating the risks of penny stock transactions; (iii) to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Common Stock to resell their shares to third parties or to otherwise dispose of them.

         Executive Officers, Directors and Major Stockholders Exercise Significant Control

         As of November 30, 1999, the executive officers, Directors and holders of 5% or more of the outstanding Common Stock together beneficially owned approximately 49.9% (a majority of the outstanding Common Stock assuming exercise of all warrants held by them). These stockholders are able to significantly influence all matters requiring approval by stockholders, including the election of Directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.

         Exchange Rate Risk

         The Company expects some portion of its revenues to be based on sales provided outside of the United States. In addition, the Company expects that a significant portion of its operating expenses will be incurred outside of the United States. As a result, the financial performance of the Company will be affected by fluctuations in the value of the U.S. dollar to foreign currency. At the present time, the Company has no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

         Other Risks Associated With International Operations

         There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, export and import controls relating to encryption technology that may limit sales sometime in the future. Tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, software piracy, seasonal reductions in business activity during the summer months in Europe and elsewhere, and potentially adverse tax consequences could adversely impact the success of the Company's international operations. One or more of such factors may impair the Company's future international operations and its overall financial condition and business prospects.



Pg. 21

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Until the Company's acquisition of the Subsidiary, it had no Material or substantive business operations. Since the acquisition of the Subsidiary, the Company's business has been the business of the Subsidiary. Accordingly, the discussion in this section focuses solely on the historical business operations of the Subsidiary and the Company's current business plan and operations.

PLAN OF OPERATIONS

         The Company is still in its start up phase. As such, the historic results of operations are unlikely to provide a meaningful understanding of the activities expected to take place during the year ended December 31, 2000. The Company believes that SOCHRYS(TM) Technology based products have been developed to the stage of being saleable, but the Company has yet to make a commercial sale. The major initiatives of the Company are now marketing the product and developing and improving product agents to perform specialized functions common to many e-commerce sites. See: "Part 1. Item 1: Description of Business; Technology".

         Marketing Plans: The Company has started the marketing process, with its primary focus being potential customers located in the northeast and southeast sectors of the United States. The potential customers are more fully described in "Part 1. Item 1: Description of Business; The Target Market". Marketing activities will be multi-faceted.

         Marketing leads will be developed by direct identification of potential customers, through trade shows and through personal contacts of the marketing representatives. The Company expects to spend $100,000 in attending and exhibiting at trade shows during 2000. Promotional literature, including technical evaluations of the product and testimonials from users of the product, expected to cost a further $50,000, will be distributed at the trade shows and by direct mailings to the individuals identified as the decision makers and decision influencers.

         Marketing representatives, who will be compensated on a salary and commission basis, will then follow up these leads, with the objective of more fully explaining the product and its benefits to the potential customer. The Company estimates the cost of this initiative, including travel and sales support, to be $750,000 during 2000.

         Pilot projects to demonstrate the utility and benefits of the product to the customer are expected to be funded at a break even level by the customer.


Pg. 22

         In summary, the marketing program is expected to cost between $900,000 and $1,000,000 during 2000.

         Developing and Improving Product Agents: While the Company directs a considerable portion of its activities and budget to the marketing of the product, work will continue in developing the core functions of the products and additional product agents and improving existing ones. See "Part I. Item
1. Description of Business; SOCHRYS(TM) Technology".

         Product improvements and developments will be in reaction to the responses we get from potential customers. The cost of developing these is primarily a function of the activity currently planned and thus will be subject to a high degree of control. Initial estimates of the cost of this continued research and development effort are $1,000,000 during 2000. The Company plans to raise funds through the private placement of debt and/or equity. In the event that the Company is not able to raise sufficient funds to fund the proposed research and development activities it will scale back the level of activities it does undertake to match the funds available. See "Risk Factors; Immediate need for Additional Capital".

SELECTED FINANCIAL DATA

         The following table sets forth selected pro forma financial data for the Company. The financial data was derived from the consolidated financial statements of the Company and should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included herein. The consolidated financial statements for the nine month periods ended September 30, 1999 and 1998 reflect all adjustments which, in the opinion of the Company, are necessary for a fair presentation of the results of operations and the financial position of the Company. The results of operations for the nine months ended September 30, 1999 will not necessarily be indicative of the operating results for the full fiscal year ending December 31, 1999.

                                          Nine Months       Nine Months
                                          -----------       -----------
                                            Ended             Ended            Year Ended        Year Ended
                                            -----             -----            ----------        ----------
                                         September 30,    September 30,       December 31,      December 31,
                                         -------------    -------------       ------------      -----------
                                             1999             1998               1998             1997
                                             ----             ----               ----             ----
              OPERATIONS DATA
       Revenues                             $170,000       $269,000            $311,000         $207,000
       Salaries                              130,000         83,000             115,000               --
       Research and development               72,000        150,000             155,000          182,000
       General and administrative              9,000          1,000               1,000            9,000
       Depreciation and amortization          17,000          4,000               5,000           12,000
                                              ------          -----               -----           ------
       Operating income (loss)              (58,000)         31,000              35,000            4,000

              CASH FLOWS DATA
       Net cash from (used in)
       operations                           $(2,000)        $56,000             $56,000        $(75,000)
       Net cash used in investing
          Activities                                       (71,000)            (71,000)               --



Pg. 23

        Net cash from financing
          Activities                          30,000             --                  --           97,000
        Net increase (decrease) in
          cash                              $(28,000)      $(15,000)           $(15,000)          $22,000

             BALANCE SHEET DATA

        Cash                                 $35,000         $3,000              $7,000          $22,000
        Total current assets                  35,000         37,000              47,000           76,000
        Equipment (net)                       55,000         71,000              71,000            4,000
        Total assets                          90,000        112,000             119,000           83,000
        Total current liabilities             19,000         13,000              14,000            5,000
        Stockholders' equity                  72,000         99,000             105,000           78,000

THE NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998

         The Company operates in Switzerland. Its revenues are earned in Swiss francs ("CH") and its expenses are incurred in CH. The financial statements have been conformed to US GAAP and presented in US dollars for purposes of this registration statement on Form 10-SB. The average rate of exchange between the Swiss franc and the US dollar for the nine months ended September 30, 1999 approximated CH1.49:$1. The rate of exchange between the Swiss franc and the US dollar on September 30, 1999 approximated CH1.50:$1. The average rate of exchange between the Swiss franc and the US dollar for the nine months ended September 30, 1998 approximated CH1.39:$1. The rate of exchange between the Swiss franc and the US dollar on September 30, 1998 approximated CH1.48:$1. The rates of exchange between the Swiss franc and US dollar set out above were used to convert the various financial statement balances from Swiss francs to US dollars.

RESULTS OF OPERATIONS

         Revenues: Revenues for the nine months ended September 30, 1999 were $170,000 (CH253,000), down 37% from the $269,000(CH400,000) generated during the nine months ended September 30, 1998. The Company had only one contract from which it derived revenues in each of those periods. Pursuant to this contract the Company provided various software solutions to its customer. This contract was not related to the development of the Sochrys products. The decrease in revenues is a result of reduced funds being available from the contractor to fund the research and development activities under the contract.

         Salaries and Research and Development Costs: During the nine months ended September 30, 1999 the Company spent $130,000 (CH193,000) on salaries to employees working on research and development projects. A further $72,000 (CH107,000) was paid to a related company for research and development activities. During the nine months ended September 30, 1998 the Company spent $83,000 on salaries to employees working on research and development projects. In addition, the Company paid a related company $150,000 (CH223,000) for research and development activities. The 8% decrease in total research and



Pg. 24
development spending is a result of the 37% decrease in revenues. The Company limited the amount spent on salaries and research and development activities to the funds available.

         General and Administrative Expenses: General and administrative expenses consist of such items as salaries that have not been allocated to research and development activities and office related expenses. During the nine months ended September 30, 1999 the Company incurred $9,000 (CH13,000), compared to $300 (CH500) for the nine months ended September 30, 1998. The Company's general and administrative costs were low because it shared its facilities with related companies until the September 1999. Management anticipates that general and administrative expenses will increase significantly commencing in the fourth quarter of 1999 because the Company will be paying rent on its Geneva facility. See: "Part I. Item 2. Management Discussion and Analysis; Description of Properties".

         Depreciation and Amortization Depreciation and amortization expense of $17,000 (CH22,000) during the nine months ended September 30, 1999 was higher than during the nine months ended September 30, 1998, when the Company recorded depreciation and amortization expense of $12,000 (CH16,000). This was due to the acquisition of computer equipment during 1998 that was subject to depreciation for only a portion of the period.

         Gains and Losses from Changes in Foreign Exchange Rates: During the nine months ended September 30, 1999 the Company recorded unrealized losses of $6,300 related to changes in the rates of exchange between the Swiss franc and the US dollar. This is compared to an unrealized gain of $1,300 for the nine months ended September 30, 1998. These gains and losses are the result of translating the operating results and balance sheet accounts from Swiss francs to US dollars. Since the Company has earned its revenues and paid its expenses in Swiss francs, there have not been any realized gains or losses arising from changes in the rates of exchange between the Swiss franc and the US dollar.

         Income Taxes: The Company is taxable on income earned in Switzerland at a rate of approximately 40%.

LIQUIDITY AND CAPITAL RESOURCES

         At September 30, 1999 the Company had working capital of $16,000, compared to a deficit of $10,000 at September 30, 1998. In addition, accounts receivable are down $40,000 from December 31, 1998 as a result of the collection of an outstanding invoice during January 1999.

         Net Cash Flow from Operations: During the nine months ended September 30, 1999 the Company used $2,000 in operations, compared to generating $56,000 during the nine months ended September 30, 1998. This decrease in funds from operations during the nine months




Pg. 25
ended September 30, 1999 is a result of the availability of surplus funds accumulated from prior periods and the investment of additional capital during the period.

         Net Cash Used in Investing Activities: During the nine months ended September 30, 1999 the Company had no investing activities.

         Net Cash From Financing Activities: During the nine months ended September 30, 1999 the Company issued 3,000,000 shares of its common stock for $30,000.

         For information concerning the Company's capital requirements see "Plan of Operations" above.

THE YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

As noted above, the Company operates in Switzerland during fiscal 1998 and 1997. Its revenues are earned in Swiss francs ("CH") and its expenses are incurred in CH. The financial statements have been conformed to US GAAP and presented in US dollars for purposes of this registration statement on Form 10-SB. The average rate of exchange between the Swiss franc and the US dollar for 1998 approximated CH1.45:$1. The rate of exchange between the Swiss franc and the US dollar on December 31, 1998 approximated CH1.37:$1. The average rate of exchange between the Swiss franc and the US dollar for 1997 approximated CH1.45:$1. The rate of exchange between the Swiss franc and the US dollar on December 31, 1997 approximated CH1.45:$1. The rates of exchange between the Swiss franc and US dollar set out above were used to convert the various financial statement balances from Swiss francs to US dollars.

RESULTS OF OPERATIONS

         Revenues: Revenues for the year ended December 31, 1998 were $311,000 (CH450,000), up 50% from the $207,000(CH300,000) generated during the year ended December 31, 1997. The Company had only one contract from which it derived revenues in each of those years. The contract amount was increased during 1998 over the 1997 amount as a result of additional funds being available to the contractor to fund the research and development activities under the contract. This contract was not related to the development of the Sochrys products.

         Salaries and Research and Development Costs: During the year ended December 31, 1998 the Company spent $115,000 (CH167,000) on salaries to employees working on research and development projects. A further $155,000 (CH225,000) was paid to unrelated companies for research and development activities. During the year ended December 31, 1997 the Company




Pg. 26
paid unrelated companies $182,000 (CH277,000) for research and development activities. The 50% increase in total research and development spending is a result of the increased available funds resulting from the 50% increase in revenues in the period.

         General and Administrative Expenses: General and administrative expenses consist of such items as salaries that have not been allocated to research and development activities and office related expenses. During the year ended December 31, 1998 the Company incurred $500 (CH700), compared to $8,500 (CH12,400) for the year ended December 31, 1997. The Company's general and administrative costs were low because it shared its facilities with related companies until the September 1999.

         Depreciation and Amortization: During 1998 the Company purchased $71,000 (CH107,000) of computer equipment to support its research and development activities. As such, depreciation and amortization expense during 1998 was significantly higher than during the year ended December 31, 1997, when the Company recorded depreciation and amortization expense of $12,000 (CH16,000).

         Gains and Losses from Changes in Foreign Exchange Rates: During the year ended December 31, 1998 the Company recorded unrealized gains of $6,300 related to changes in the rates of exchange between the Swiss franc and the US dollar. This is compared to an unrealized loss of $4,500 for the year ended December 31, 1997. These gains and losses are the result of translating the operating results and balance sheet accounts from Swiss francs to US dollars. Since the Company earned its revenues and paid its expenses in Swiss francs, there have not been any realized gains or losses arising from changes in the rates of exchange between the Swiss franc and the US dollar.

         Income Taxes: The Company is taxable on income earned in Switzerland at a rate of approximately 40%.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998 the Company had working capital of $33,000, compared to $71,000 at December 31, 1997. This decrease in working capital is primarily the result of the acquisition of $71,000 of computer equipment during 1998 that was funded from working capital. In addition, accounts receivable were $40,000 at December 31, 1998, down $14,000 from the $54,000 outstanding at December 31, 1997.

         Net Cash Flow from Operations: During the year ended December 31, 1998 the Company generated $52,000 from operations, compared to utilizing $75,000 during the year ended December 31, 1997. This increase of $127,000 is primarily the result of increased net income plus depreciation and amortization and gains and losses on changes in foreign exchange rates, $26,000 in 1998 compared to $13,000 in 1997, and a $102,000 reduction in accounts payable that took place during 1997 as compared to 1996. This reduction in accounts payable




Pg. 27
was the result of significant expenditures that were incurred during the last few months of 1996 that were paid in 1997.

         Net Cash Used in Investing Activities: During the year ended December 31, 1998 the Company acquired $71,000 of computer equipment. There were no computer equipment purchases during 1997.

         Net Cash From Financing Activities: During the year ended December 31, 1998 the Company had no financing activities. During the year ended December 31, 1997 the Company liquidated $98,000 of marketable securities.

         For information concerning the Company's capital requirements see "Plan of Operations" above.

ITEM 3.           DESCRIPTION OF PROPERTIES

         The Company maintains two offices. Its principal executive office is located at Route de Jussy 29, CH 1226 Thonex-Geneva, Switzerland and its telephone number is 41-22-869-2070. Its United States office is located at 4651 Roswell Road, Suite B-106, Atlanta, Georgia 30342 and its telephone number is
(404) 256-1963.

         The Company's Geneva offices are leased from a non-affiliated party for a period of three years beginning November 1, 1999 through October 31, 2002. The lease covers two separate floors and 10 spaces in the parking garage. The applicable annual charges are provided separately for each space rented:

                                                           ANNUAL       APPROX.                 APPROX.
                                                           RENTAL      US DOLLAR     LEASE     US DOLLAR
              SPACE      SPACE       RENT     UTILITIES     COST      EQUIVALENT    DEPOSIT    EQUIVALENT
             (Square    (Square     (Swiss     (Swiss      (Swiss                    (Swiss
             Meters)   Footage)    Francs)     Francs)     Francs)       (USD)      Francs)

-----------------------------------------------------------------------------------------------------------
2nd Floor      230       2,476      88,008      7,200      95,208           63,472     14,380        9,587

4th Floor      352       3,789      57,504      5,160      62,664           41,776     22 000       14,667

Garage          10        Not       21,000       Not       21,000           14,000
              spaces   applicable             applicable
                                                                     -------------            -------------
                                                                           119,248                  24,253
                                                                     =============            =============


         Providing the terms and conditions of the lease have been met, the lease may be renewed yearly by written request six months prior to expiration. The termination of the lease may be considered with six-months' notice but subject to the regular fulfillment of the terms of the lease.


Pg.  28

         The Company's Atlanta office is leased from a non-affiliated party per oral arrangement on a month by month basis. The lease provides shared access to and usage of 1,000 square feet.

ITEM 4.     Security Ownership of Certain Beneficial Owners and
            Management

         The following table sets forth information as of November 30, 1999, with respect to (1) any person known by the Company to own beneficially more than 5% of the Company's Common Stock; (2) the Company's Common Stock beneficially owned by each officer and director of the Company, and; (3) the total of the Company's Common Stock beneficially owned by the Company's officers, directors and owners of 5% or more of the Company common stock as a group.

Name & Address of                                   Number of Shares          Approximate Percent
Beneficial Owner                                     Beneficially Owned       of Common Stock
----------------                                     ------------------         Outstanding (1)
                                                                             ------------------
---------------------------------------------------------------------------------------------------
OFFICERS, DIRECTORS AND EMPLOYEES
Jean Pierre Hofman (4)(6)                                3,400,000                   29%

Andre Hensler (4)(6)                                     3,500,000 (2)               30%

Paul Claverie (4)(6)                                     3,500,000 (2)               30%

Suzette Cousineau (5)(6)                                 3,420,000 (3)               29%

Antoine Veit (5)(6)                                      3,500,000 (2)               30%

Waycross Corp. (6)                                       3,400,000 (2)(3)            29%
29 Rue des Deux Communes
1226 Thonex-Geneva
Switzerland

All Officers, Directors and Employees
 As a Group  (five Persons)                              3,720,000 (2)(3)            31%

FIVE PERCENT STOCKHOLDERS

Valdosta Corp. (7)                                       2,400,000                   21%
P.O. Box 30592
Cayside, 2nd Floor, Harbour Drive
Georgetown, Grand Cayman
Cayman Islands, BWI

(1) Based upon 11,612,924 shares of Common Stock issued and outstanding as of November 30, 1999 and includes for each person the shares of Common Stock issuable upon exercise of the warrants owned by them.



Pg. 29

(2) Includes 100,000 shares of Common Stock issuable to each of Messrs. Hensler, Claverie and Veit upon exercise of the warrants owned by them.

(3) Includes 20,000 shares of Common Stock issuable upon exercise of the warrants owned by Ms. Cousineau.

(4) Executive Officer and/or Director of the Company with an address at the Company's Geneva, Switzerland office.

(5) An employee of the Company with an address at the Company's Geneva, Switzerland office.

(6) Waycross Corporation is a corporation incorporated under the laws of the Cayman Islands. Jean Pierre Hofman, Andre Hensler, Paul Claverie, Suzette Cousineau and Antoine Veit have beneficial interests in Waycross Corporation. Accordingly, the 3,400,000 Shares owned of record by Waycross Corporation have been included as beneficially owned by each of the foregoing individuals, and by all Officers, Directors and employees as a group.

(7) A portfolio management corporation incorporated under the laws of the Cayman Islands.

ITEM 5.         Directors and Executive Officers, Promoters and Control Persons

Name                               Age              Position
----                               ---              --------
Jean Pierre Hofman                 53       Chairman, President, Chief Executive Officer and Director
Andre Hensler                      56       Chief Financial Officer and Director
Paul Claverie                      59       Secretary/Treasuer and Director

         JEAN PIERRE HOFMAN has been a Director of the Company since August 3, 1999 and the Chairman, President and Chief Executive Officer of the Company since October 12, 1999 and of the Subsidiary (and its predecessors) since 1984. He overseas key management and strategic decisions at the Company and plays an important role in new product development strategy. Since 1996, he focused the research and development on creating the SOCHRYS Universal Computer(TM). Previously, he managed the development and marketing of software, which used multi-thread, interoperable objects interfaced in a multi-windows environment. From 1970 to 1984, Mr. Hofman developed software as a consultant for such companies as L'Oreal, Volkswagen and the Diamond Stock Exchange of Antwerp. Mr. Hofman is a professional engineer from the INSEE Institute in Belgium.

         ANDRE HENSLER has been a Director of the Company since August 3, 1999 and the Chief Financial Officer of the Company since October 12, 1999 and of the Subsidiary since April 1995. He has experience in finance and strategic planning, developing and implementing financial and management control systems, and enhancing the reliability and timing of information for decision making. He also has had direct responsibility for mergers and


Pg. 30
acquisitions, cash management and foreign exchange operations, handling of commercial credits, capital markets and trade finance business. Since 1991, he has also been the managing director of a Swiss finance company. Earlier, he was First Vice-president of SBP Finance S.A., Vice President of Banque Paribas (Suisse) S.A. and held various positions of increasing responsibility with the Union Bank of Switzerland. He holds a bachelor's degree of commercial and business administration from Ecole Superieure de Commerce, Switzerland and a language degree from Cambridge University.

         PAUL CLAVERIE has been the Secretary/Treasurer and a Director of the Company since October 12, 1999 and Secretary/Treasurer of the Subsidiary since 1996. He has experience in corporate administration and finance. He is responsible for administrative management, human resources, planning, information systems and accounting operations. From 1995 to 1996 he was President of Minicom France S.A., a French software company. Previously, he held financial management positions of increasing responsibility at Tissus Lauer - Manufacture des Tapis de Cogolin S.A., where he was elected to the Board and was named manager of its holding company, SEDI. Earlier, he was the chief financial officer at Cooperative Vinicole de Grimaud. Mr. Claverie holds a bachelors degree in commerce from the Ecole Superieure de Commerce et d'Administration in Marseille.

ITEM 6.           Executive Compensation

         The following table shows all the cash compensation paid or to be paid by the Company or its Subsidiary, as well as certain other compensation paid or accrued, during the fiscal years indicated, to the Chief Executive Officer for such period in all capacities in which he served. No other Executive Officer received total annual salary and bonus in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

----------- --------- ------------ ------------ ------------ ---------------------------------------------------
                                                                             Long Term Compensation
----------- --------- ------------ ------------ ------------ ---------------------------------------------------
                              Annual Compensation
----------- --------- -------------------------------------- ------------ ------------ ------------ ------------
   (a)        (b)        ( c)          (d)          (e)          (f)         (g)          (h)          (i)
----------- --------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                   Other                  Securities                    All
 Name and                                         Annual     Restricted   Underlying      LTIP         Other
Principal                                        Compensa-      Stock      Options/      Payouts     Compensa-
 Position    Year     Salary($)     Bonus($)     tion ($)     Award ($)      SARs          ($)         Tion
----------- --------- ------------ ------------ ------------ ------------ ------------ ------------ ------------

----------- --------- ------------ ------------ ------------ ------------ ------------ ------------ ------------
Hofman, Jean  1999      $69,000*          0            0            0            0            0            0
  Pierre      1998      $51,000           0            0            0            0            0            0
Chairman,     1997      $51,000           0            0            0            0            0            0
CEO & Pres.
----------- --------- ------------ ------------ ------------ ------------ ------------ ------------ ------------

    *for the period January 1 to November 30, 1999.




Pg. 31

         Directors are not compensated for acting in their capacity as Directors. Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

         There are no employment agreements between the Company and any of its Executive Officers (see "Part I. Item 1. Description of Business; Risk Factors
- Dependence On Key Personnel").

         For further information concerning warrants owned by executive officers, directors and employees See: "Part II. Item 4. Recent Sales of Unregistered Securities".

ITEM 7.        Certain Relationships and Related Transactions

         During the year ended December 31, 1998 the Company incurred $148,000 of research and development costs under a contract with Sochrys B.V., a company controlled by Jean Pierre Hofman, an Executive officer, director and a prncipal shareholder of the Company.

ITEM 8.  Description of Securities

Common Stock

         The Company is authorized to issue fifty million (50,000,000) Shares of Common Stock, $.001 par value per Share. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

         At present, the holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

Preferred Stock

         The Company is authorized to issue five million (5,000,000) Shares of Preferred Stock, none of which have been issued as of the date of this Registration Statement. The relative rights, privileges and obligations (e.g., voting rights, dividend rights, conversion features, liquidation



Pg. 32
preferences) of holders of the Preferred Stock may be determined by the Company's Board of Directors without Shareholder approval.

                                    PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

         (a) Marketing Information -- The principal U.S. market in which the Company's Common Stock (all of which are of one class) are traded or will trade is in the over-the-counter market. The stock was quoted on the OTC Bulletin Board (Symbol: "SOCH") until December 1, 1999, after which it became quotable on the Pink Sheets. The Company's stock is not traded or quoted on any Automated Quotation System.

         The following table sets forth the range of high and low bid quotes of the Company's Common Stock per quarter during the fiscal years ended December 31, 1997 and 1998 and the first three quarters of fiscal 1999 as reported by the OTC Bulletin Board (which reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessary represent actual transactions).

         MARKET PRICE OF COMMON STOCK


                                                                     BID                                ASK

          QUARTER ENDING                                    High              Low              High              Low
          1997
          January 1 to March 31*                            n/b               n/b               0.625             0.625
          April 1 to June 30*                               n/b               n/b               0.625             0.625
          July 1 to September 30*                           n/b               n/b               0.625             0.625
          October 1 to December 31*                         n/b               n/b               0.625             0.625

          1998
          January 1 to March 31*                            n/b               n/b               0.625             0.625
          April 1 to June 30*                               n/b               n/b               0.625             0.625
          July 1 to September 30*                           n/b               n/b               0.625             0.625
          October 1 to December 31*                         n/b               n/b               0.625             0.625

          1999
          January 1 to March 31*                            0.01              0.001             1.00              0.25
          April 1 to April 6*                               0.01              0.01              1.00              1.00
          April 7 to June 30                                0.125             0.125            10.125            10.125





Pg. 33

          July 1 to September 30                            5.625             0.125            10.125             3.375


* Prior to the one-for-300 reverse split of the issued and outstanding shares of Common Stock effected on April 6, 1999.

(b) Holders -- There were approximately 96 holders of record of the Company's Common Stock as of November 19, 1999 inclusive of those brokerage firms and/or clearing houses holding the Company's securities for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of common stock outstanding as of November 19, 1999 was 11,612,924 shares.

(c) Dividends - The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

ITEM 2.        Legal Proceedings.

    The Company is not presently a party to any material litigation.

ITEM 3.  Changes in and Disagreements with Accountants.

    None.

ITEM 4.  Recent Sales of Unregistered Securities.

         In April 1999, the Company issued 3,000,000 shares of its Common Stock for an aggregate of $30,000 pursuant to Rule 504 of Regulation D under the Act.

         In August 1999, the Company issued an aggregate of 8,459,000 shares of Common Stock and 2,000,000 Common Stock Purchase Warrants to purchase 100% of the issued and outstanding shares of the Subsidiary's Common Stock pursuant to
Section 4(2) of the Act.

         In August 1999 the Company issued warrants to purchase an aggregate of 730,000 shares of Common Stock to certain directors, executive officers, employees and consultants in consideration for services rendered and to be rendered. These warrants may be exercised at any time within 4 years from the date of issue at an exercise price of $3.00 and also carry cashless exercise provisions. The warrants were issued pursuant to Regulation S under the Act.

         The following table lists the warrants issued to directors, executive officers and employees:




Pg. 34

                                                                              Exercise      EXPIRATION
                 NAME                 YEAR OF ISSUE           NUMBER           PRICE           DATE
       Andre Hensler                      1999                100,000          $3.00          08/31/03

       Paul Claverie                      1999                100,000          $3.00          08/31/03

       Antoine Veit                       1999                100,000          $3.00          08/31/03

       Andre Maisonneuve                  1999                20,000           $3.00          08/31/03

       Suzette Cousineau                  1999                20,000           $3.00          08/31/03

         In February 1999, the Company issued 91,667 Shares of Common Stock in exchange for certain mining rights pursuant to Section 4(2) of the Act.

ITEM 5.  Indemnification of Directors and Officers.

         Section 78.7502 of the Nevada Revised Statutes ("NRS") contains various provisions entitling directors, officers, employees or agents of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Company provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company (and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct complained of was unlawful).

                                    PART F/S

See the Company's Financial Statements at the end of this Registration
Statement.


Pg. 35

                                    PART III

ITEMS 1 & 2.  Index to Exhibits and Description of Exhibits.

Exhibits

2.a.     The Company's Articles of Incorporation
2.b.     Amendments to the Company's Articles of Incorporation
2.c.     The Company's By-Laws
2.d.     Translation summary of material terms of Articles of Incorporation for
         Graph-O-Logic S.A.
2.e.*    Articles of Incorporation of Sochrys Technologies Inc.
2.f.*    By-Laws of Sochrys Technologies Inc.
2.g.*    Translation summary of material terms of Articles of Incorporation for
         Sochrys Technologies S.A.

3.a.*    Text of Common Stock Certificate

4.a.     Text of Class A Warrants
4.b.     Text of Class B Warrants
4.c.     Text of Class C Warrants

6.a.     Translation summary of Lease Agreement for Geneva Offices
6.b.     Consulting Agreement dated August 30, 1999 between the Company and
         Capital House A Finance and Investment Corporation.

* To be filed by amendment.



Pg. 36

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SOCHRYS.COM INC

Dated: December 7, 1999                 By:    /s/ Jean Pierre Hofman
                                               ------------------------------
                                               Jean Pierre Hofman
                                               Chief Executive Officer


Pg. 37

                                SOCHRYS.COM INC

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET



                                        SEPTEMBER 30,       DECEMBER 31,
                                            1999                1998
                                        -------------       -------------

ASSETS
Current Assets:
Cash                                      $ 34,799            $  7,056
Accounts Receivable                             --              39,800
                                          --------            --------
Total current assets                        34,799              46,856
                                          --------            --------

Office equipment                           106,980             106,980
Less accumulated depreciation and
   amortization                            (51,893)            (35,900)
                                          --------            --------
Net property and equipment                  55,087              71,080
                                          --------            --------
Other assets                                   256               1,022
                                          --------            --------
                                          $ 90,142            $118,958
                                          ========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                          $ 18,598            $ 14,096

Stockholders' Equity:
Common stock, no par value                  11,612              80,619
Additional paid in capital                 146,547
Retained earnings                          (86,615)             24,243
                                          --------            --------
Total stockholders' equity                  71,544             104,862
                                          --------            --------
Total liabilities and stockholders'
   equity                                 $ 90,142            $118,958
                                          ========            ========

See accompanying notes.

                                SOCHRYS.COM INC

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30
                                                     1999           1998
                                                   --------       --------
Revenues                                           $169,753       $268,637

Expenses:
Salaries                                            129,552         83,259
Research and development                             72,169        149,884
General and administrative                            9,071            317
Depreciation and amortization                        16,759          3,812
                                                   --------       --------
                                                    227,551        237,272
                                                   --------       --------

Operating income (loss)                             (57,798)        31,364

(Gain) loss on changes in foreign exchange rates      5,521         (1,292)
Income tax expense                                       --         11,515
                                                   --------       --------
Net income (loss)                                  $(63,319)      $ 21,142
                                                   ========       ========
Net income (loss) per common share (undiluted
  and fully diluted)                                 $(0.01)      $(211.42)

Weighted average common shares outstanding        5,681,046            100

See accompanying notes.

                                SOCHRYS.COM INC.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                        1999            1998
                                                        ----            ----
OPERATING ACTIVITIES
Net Income (Loss)                                     $(63,319)      $ 21,142
Adjustment to reconcile net loss to net cash
  provide by operating activities:
Depreciation and amortization                           16,759          3,812
Unrealized gains (losses) in foreign currency
  exchange rate changes                                     --          5,754
Changes in operating assets and liabilities:
Accounts receivable                                     39,802         16,815
Accounts payable and accrued liabilities                 4,501          8,235
                                                      --------       --------
Net Cash provided by (used in) operating activities     (2,257)        55,758

INVESTING ACTIVITIES
Additions to office equipment                               --        (68,080)

FINANCING ACTIVITIES
Cash on hand at date of acquisition                     30,000             --
Net increase (decrease) in cash                         27,743        (12,322)
Cash at beginning of year                                7,056         22,378
                                                      --------       --------
Cash at end of year                                   $ 34,799       $ 10,056
                                                      ========       ========

See accompanying notes.

                                SOCHRYS.COM INC.

              Notes to Unaudited Consolidated Financial Statements

1.  BASIS OF PRESENTATION

The accompanying financial statements are unaudited for the interim periods, but include all adjustments (consisting only of normal recurring accruals) which management considers necessary for the fair presentation of results for the nine months ended September 30, 1999.

Moreover, these financial statements do not purport to contain complete disclosure in conformity with generally accepted accounting principles and shoud be read in conjunction with the other financial statements included herein.

The results reflected for the nine months ended September 30, 1999 are not necessarily indicative of the results for the entire fiscal year.

2.  BUSINESS COMBINATION

On August 3, 1999 the Company acquired 100% of the outstanding shares of Graph-O-Logic S.A., a corporation incorporated under the laws of Switzerland. The financial statements reflect the activities of Graph-O-Logic S.A. with the exception of $30,000 of cash on hand at the time of the acquisition.

               REPORT OF FIDICIAIRE BUJARD, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Graph-O-Logic S.A.

We have audited the accompanying balance sheets of Graph-O-Logic S.A. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' and cash flows for each of the three years in the period ended December 31, 1998, 1997, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Graph-O-Logic S.A. as of December 31, 1998, 1995 and 1996, in conformity with United States generally accepted accounting principles.

                                                       /s/ Fidiciaire Bujard

Geneva, Switzerland
July 27, 1999



Pg. 39

                               GRAPH-O-LOGIC S.A.

                                 BALANCE SHEET

                                                                                  DECEMBER 31
                                                                ------------------------------------------------
                                                                        1998                      1997
                                                                ----------------------    ----------------------
ASSETS
Current Assets:
Cash                                                                     $7,056                   $22,378
Marketable securities                                                        --                        --
Accounts Receivable                                                      39,800                    53,631
                                                                       --------                   -------
Total current assets                                                     46,856                    76,009
                                                                       --------                   -------

Office equipment (Note 2)                                               106,980                    35,900
Less accumulated depreciation and amortization (Note 2)                 (35,900)                  (31,406)
                                                                       ---------                  --------
Net property and equipment                                               71,080                     4,494
                                                                       --------                   -------

Other assets (Note 3)                                                     1,022                     2,043
                                                                       --------                   -------

                                                                       $118,958                   $82,546
                                                                       ========                   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                        $14,096                    $4,986

Stockholders' Equity:  (Note 5)
Common stock, no par value:
  Authorized shares - 100 a December 31, 1998 and 1997
  Issued and outstanding shares - l00 at December 31, 1998
    and 1997.                                                            80,619                    80,619
Retained earnings                                                        24,243                    (3,059)
                                                                       --------                   --------
Total stockholders' equity                                              104,862                    77,560
                                                                       --------                   -------

Total liabilities and stockholders' equity                             $118,958                   $82,546
                                                                       ========                   =======

See accompanying notes.


Pg. 40

                               GRAPH-O-LOGIC S.A.

                            STATEMENT OF OPERATIONS


                                                                    YEARS ENDED DECEMBER 31
                                                      ----------------------------------------------------
                                                           1998              1997              1996
                                                           ----              ----              ----
Revenues                                                 $310,666         $206,754           $20,245

Expenses:
Salaries                                                  115,298               --                --
Research and development                                  154,864          182,134             4,211
General and administrative                                    487            8,560               546
Depreciation and amortization (Notes 2, 3)                  5,516           11,792             8,561
                                                       ----------         --------          --------
                                                          276,165          202,486            13,318
                                                       ----------         --------          --------

Operating income                                           34,501            4,268             6,927

(Gain) loss on changes in foreign exchange rates           (6,326)           4,493             4,605
Income tax expense                                         13,525            2,818             1,731
                                                           ------            -----             -----
Net income (loss)                                         $27,302          ($3,043)           $  591
                                                          =======          =======            ======

Net income (loss) per common share (undiluted
   and  fully diluted)                                    $273.02          ($30.43)            $5.91

Weighted average common shares outstanding
  (undiluted and fully diluted)                               100              100               100

See accompanying notes.


Pg. 41

                               GRAPH-O-LOGIC S.A.

                            STATEMENT OF CASH FLOWS

                                                                    YEARS ENDED DECEMBER 31
                                                           1998              1997              1996
                                                           ----              ----              ----
OPERATING ACTIVITIES
Net Income                                                $27,302          ($3,043)             $591
Adjustment to reconcile net loss to net cash
    provide by operating activities:
Depreciation and amortization                               5,516           11,792             8,561
Unrealized gains (losses) in foreign currency
   exchange rate changes                                   (3,560)           7,317                --
Changes in operating assets and liabilities:
Accounts receivable                                        13,829           10,948           (27,536)
Accounts payable and accrued liabilities (Note 4)           9,110         (102,346)           17,653
                                                         --------         ---------          -------
Net Cash provided by operating activities                  52,197          (75,332)             (731)

INVESTING ACTIVITIES
Additions to office equipment                             (67,518)              --                --

FINANCING ACTIVITIES
Proceeds from marketable securities                            --           97,595                --
                                                         --------         --------          --------

Net increase (decrease) in cash                           (15,321)          22,263              (731)
Cash at beginning of year                                  22,377              114               845
                                                         --------         --------           -------
Cash at end of year                                        $7,056          $22,377              $114
                                                         ========         ========            ======

See accompanying notes.


Pg. 43

                               GRAPH-O-LOGIC S.A.

                       Statement of Stockholders' Equity


                   YEARS ENDED DECEMBER 31, 1998, 1997, 1996


                                                                                        TOTAL
                                                       COMMON STOCK       RETAINED   SHAREHOLDERS'
                                                     SHARES    AMOUNT     EARNINGS      EQUITY
Balance at December 31, 1995                          100       $80,619   $  (608)     $ 80,011
Net income for the year ended December 31, 1996                               591           591
                                                     ------     -------   -------      --------
Balance at December 31, 1996                          100        80,619       (17)       80,602
Net income for the year ended December 31, 1997                            (3,043)       (3,043)
                                                     ------     -------   -------      --------
Balance at December 31, 1997                          100        80,619    (3,060)       77,559
Net income for the year ended December 31, 1998                            27,302        27,302
                                                     ------     -------   -------      --------
Balance at December 31, 1998                          100       $80,619   $24,242      $104,862
                                                     ======     =======   =======      ========



See accompanying notes.

                               GRAPH-O-LOGIC S.A.

                   Notes to Consolidated Financial Statements


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Company was incorporated February 15, 1995 under Swiss jurisdiction in the Canton of Geneva.

Mr. Jean-Pierre Hofman holds title to 99 of 100 shares, accounting for 99% of the voting stock. Mr. Andre Hensler holds the remaining 1 share.

The company is devoted to software development, web site implementation, multimedia CD design and computer graphic publications. The professional services provided to its clientele included system analyses, strategic advice and the implementation of software dedicated solutions with respect to the French Minitel and the Internet. In addition, the company is involved in the design and sale of customized computer equipment and software.

PROPERTY AND EQUIPMENT

The company owns office furniture and equipment. The carrying value on the balance sheet was calculated using the historic cost of the tangible assets less depreciation and amortization calculated at a rate of 30% per annum.

The carrying value of the incorporation costs (classified as deferred assets) was calculated using the original outlay less depreciation and amortization was calculated at the rate of 20% per annum.

REVENUE RECOGNITION

The accounting policy for recognizing revenue is at the point at which the services are delivered and invoiced.

INCOME TAXES

Income taxes are accounted for under the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which based on available evidence, the future tax benefits more likely than not will be realized.



Pg. 44

                               GRAPH-O-LOGIC S.A.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STATEMENT OF CASH FLOWS

The Company considers all highly liquid investments purchase with an original maturity of three months or less to be cash equivalents.

NET INCOME PER COMMON SHARE

Net income per common share is presented in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. As the Company incurred net income during each of the years ended December 31, 1998, 1997 and 1996, the net income per common share data is based on the weighted average common shares outstanding on an undiluted basis. The company has issued no securities that might result in a dilution of earnings per share.

CONCENTRATIONS OF CREDIT RISK

Since the company's inception, its revenues are derived from a single source. The single client project is on-going and its disappearance may impede the ability of the Company to carry on business.

FOREIGN CURRENCY

The revenues and expenses are in Swiss Francs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from these estimates.



Pg. 45

                               GRAPH-O-LOGIC S.A.

2.        OFFICE EQUIPMENT

Office and computer equipment expenses of 48,548 CHF (42,100 US$) was amortized at a rate of 30% per annum.

NOTE 2:  Office Equipment

                                                          CHF              USD
                                                          ---             ----
Net book value, January 1, 1997                          20,754          $18,031
Depreciation Expense                                     14,565           12,654
                                                         ------          -------
Net book value, December 31, 1997                         6,189            5,377
Additions, at historic cost                              97,800           84,970
Depreciation Expense                                      6,189            5,377
                                                         ------           ------
Net book value, December 31, 1998                        97,800          $84,970
                                                         ======          =======

3.        DEFERRED ASSETS

Incorporation costs of 6,895 CHF (5,990 US$) was amortized at a rate of 20% per annum.

                                                          CHF              USD
                                                          ---             ----
Net book value, January 1, 1997                           6,895           $5,990
Depreciation Expense                                      1,379            1,587
                                                          -----            -----
Net book value, December 31, 1997                         5,516            4,792
Depreciation Expense                                      2,758            2,396
                                                          -----            -----
Net book value, December 31, 1998                         1,379           $1,198
                                                          =====           ======

4.        CURRENT AND LONG-TERM DEBT

The company reported a short-term debt in the form of an unsecured demand note in the amount of 67,096 CHF which was retired during 1997. The proceeds from the liquidation of the financial instrument were used to repay the demand note.

5.        STOCKHOLDERS' EQUITY

There is a single class of common stock with no par value and no limitation of the number of shares of common stock that may be issued.



Pg. 46

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)

                              FINANCIAL STATEMENTS

                   March 31, 1999, December 31, 1998 and 1997

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Global Science Corporation

We have audited the accompanying balance sheets of Global Science Corporation (a Development Stage Company) as of March 31, 1999, December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 and from inception on April 12, 1989 through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Science Corporation (a Development Stage Company) as of March 31, 1999, December 31, 1998 and 1997 and the results of its operations and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 and from inception on April 12, 1989 through March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/   Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
April 30, 1999




Pg. 3

                           GLOBAL SCIENCE CORPORATION

                         (a Development Stage Company)
                                 Balance Sheets

                                     ASSETS

                                                March 31, 1999                     December 31st,
Current Assets                                       1999                   1998                   1997
   Cash                                           $        --           $        --              $       --
                                                  -----------           -----------              ----------
Total Current Assets

Unpatented Mining Claims (Note 3)                      27,500                    --                      --
                                                 ------------          ------------              ----------
   Total Assets                                  $     27,500          $         --              $       --
                                                 ============          ============              ==========

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accounts payable                              $        --           $        --               $       --
                                                 -----------           -----------               ----------
      Total Current Liabilities                  $        --           $        --               $       --
                                                 -----------           -----------               ----------

Stockholders' Equity
   Preferred  Stock,  5,000,000  shares  of
   $.001  par value  authorized,  no shares
   issued and outstanding.                                 --                    --                     --
   Common Stock, authorized 50,000,000
   shares of $.001 par value, 153,000,
   61,333 and 61,333 shares issued and
   outstanding, respectively.                             153                    61                     61

   Additional Paid in Capital                          47,387                19,979                 19,979

   Deficit Accumulated During the
   Development Stage                                  (20,040)              (20,040)               (20,040)
                                                 -------------           ----------            -----------

      Total Stockholders' Equity                       27,500                    --                     --
                                                 ------------                ------              ---------
Total Liabilities and Stockholders' Equity       $     27,500            $       --              $      --
                                                 ------------            ----------              ---------

Pg. 4 The accompanying notes are an integral part of these financial statements

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)
                            Statements of Operations

                                   For the                                                                     Deficit
                                Three Months                                                                 Accumulated
                                    Ended                                                                    During the
                                  March 31,                       For the years ended December 31,           development
                                                                  --------------------------------
                                    1999                  1998                1997               1996            Stage
                                  ------             ---------           ---------          ---------       ----------
Revenues:                     $          --    $          --       $          --      $          --       $         --
                              -------------    -------------       -------------      -------------       ------------

Expenses:

   Amortization                          --               --                  --                 --                 --
   General &
   Administrative                        --               --                  --                 --                340
                                                                                                               (19,700)

      Total Expenses                     --               --                  --                 --            (20,040)
                              -------------    -------------       -------------      -------------            --------

Net (Loss)                    $          --    $          --       $          --      $          --         $  (20,040)
                              =============    =============       =============      =============         ==========

Net Loss Per Share              $    (0.00)      $    (0.00)         $    (0.00)        $    (0.00)          $   (0.35)
                                ==========       ==========          ==========         ==========           =========

Weighted Average shares
Outstanding                         98,412           61,333              61,333             61,333              57,887
                                ==========       ==========           =========          =========           =========


Pg. 5 The accompanying notes are an integral part of these financial statements

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)
                       Statement of Stockholders' Equity

                                                                                    Additional         Deficit
                                                                                     Paid-in         Accumulated
                                                                                     Capital         During the
                                                        Common Stock               (Discount on      Development
                                                   Shares           Amount            Stock)            Stage
                                                   ------           ------            ------            -----
Balance at inception on April 12, 1999                --         $     --       $       --          $        --

Common stock issued for organizational
costs, April 1989                                 26,667                27             313                   --

Common stock issued for cash, July 1990           34,666                34          19,666                   --

Net loss from inception through
        December 31, 1993                             --                --              --              (20,040)
                                                --------          --------       ---------            ----------

Balance, December 31, 1993                        61,333                61          19,979              (20,040)

Net loss December 31, 1994                            --                --              --                   --
                                                --------          --------       ---------            ---------

Balance, December 31, 1994                        61,333                61          19,979              (20,040)

Net loss December 31, 1995                            --                --              --                   --
                                                --------          --------       ---------            ---------

Balance, December 31, 1995                        61,333                61          19,979              (20,040)

Net loss December 31, 1996                            --                --              --                   --
                                                --------          --------       ---------            ---------

Balance, December 31, 1996                        61,333                61          19,979              (20,040)

Net loss December 31, 1997                            --                --              --                   --
                                                --------          --------       ---------            ---------

Balance, December 31, 1997                        61,333                61          19,979              (20,040)

Net loss December 31, 1998                            --                --              --                   --
                                                --------          --------       ---------            ---------

Balance, December 31, 1998                        61,333                61          19,979              (20,040)

Common stock issued for mining
  Claims, February 1999                           91,667                92          27,408                   --

Net loss for the three months ended
  March 31, 1999                                      --                --              --                   --
                                                --------          --------       ---------             --------

Balance, March 31, 1999                          153,000         $     153      $   47,387          $   (20,040)
                                                ========         =========      ==========          ===========

Pg. 6 The accompanying notes are an integral part of these financial statements

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)
                            Statement of Cash flows


                                     For the                                                          From inception
                                   Three Months                                                        on April 12,
                                      Ended                For the years ended December 31,            1999 Through
                                    March 31,                                                            March 31,
                                       1999              1998             1997             1996             1999
                                   --------         ---------        ---------        ---------        ---------
Cash Flows from Operating
Activities

   Net Loss                       $       --       $        --      $        --       $       --     $   (20,040)
   Adjustments to reconcile
     net loss to net cash
     provided by operations
   Amortization                            --               --               --               --             340
                                  -----------      ------------     ------------      -----------    -----------

Net Cash flows used in
  Operating Activities                     --               --               --               --         (19,700)
                                  -----------      ------------     ------------      -----------    -----------

Cash flows from Investment
  Activities:                              --               --               --               --              --
                                  -----------      ------------     ------------      -----------    -----------

Cash Flows from Financing
  Activities:

     Stock issued for cash                 --               --               --               --         (19,700)
                                  -----------      ------------     ------------      -----------    -----------

Net increase (decrease) in                 --               --               --               --              --
cash

Cash, beginning of year                    --               --               --               --              --
                                  -----------      -----------      -----------       ----------     -----------

Cash, end of year                 $        --      $        --      $        --       $       --     $        --
                                  ===========      ===========      ===========       ==========     ===========


Supplemental Cash Flow Information
Cash Paid for:
   Interest                       $        --      $        --      $        --       $       --     $        --
   Taxes                          $        --      $        --      $        --       $       --     $        --


Pg. 7 The accompanying notes are an integral part of these financial statements

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)
                       Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997



NOTE 1 - Summary of Significant Accounting Policies

     a.       Organization

              Global Science Corporation is a Nevada corporation organized on April 12, 1989 under the name of CCC Funding Corporation, for the purpose of seeking out one or more potential business ventures. The Company changed its name to American Gold Group, Inc. on February 2, 1992. On August 26, 1992, the Company changed its name to American Group, Inc. On December 23, 1993, the Company changed its name to Global Science Corporation.

     b.       Accounting Method

              The Company recognizes income and expenses on the accrual basis of accounting.

     c.       Earnings (Loss) Per Share

                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.       Cash and Cash Equivalents

              The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.       Organizational Costs

              Organizational costs are amortized on a straight line method over five years.

     f.       Provision for Income Taxes

              No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $20,040 that will be offset against future taxable income. Since the Company is in the development stage, no provision for income taxes has been made.

              Deferred tax assets and the valuation account is as follows at March 31, 1999 and December 31, 1998 and 1997.


                                              March 31,                  December 31,
                                                  1999             1998              1997
                                               -------         --------           -------
            Deferred tax asset:
               NOL carryforward                $   6,814         $   6,814        $   6,814
            Valuation allowance                   (6,814)           (6,814)          (6,814)
                                                  -------           -------          -------
            Total                                $    --           $    --          $     --
                                                 ========          ========         ========

                           GLOBAL SCIENCE CORPORATION
                         (a Development Stage Company)
                       Notes to the Financial Statements
                   March 31, 1999, December 31, 1998 and 1997

NOTE 2 - Going Concern

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations, or find an operating company to merge with.

NOTE 3 - Mining Claims

                  In February 1999, the Company issued 91,667 shares of common stock for unpatented mining claims located in Fresno, California. The claims are valued at $27,500.

NOTE 4 - Development Stage Company

                  The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 5 - Stockholders' Equity

                  In April 1989, 26,667 shares of common stock were issued to officers and directors in exchange for organizational costs valued at $340.

                  In July 1990, 34,666 shares of common stock were issued for cash of $19,700.

                  In February 1999, 91,667 shares of common stock were issued for unpatented mining claims valued at $27,500.

NOTE 6 - Stock Splits

                  In January 1992, the board of directors authorized a four for one forward stock split. In March 1999, the board of directors authorized a one for three hundred reverse stock split. These financial statements have been retroactively restated to reflect these splits.

NOTE 7 - Subsequent Events

                  In April 1999, the Company issued 3,000,000 shares of common stock for cash of $30,000, pursuant to an exempt 504 Offering.

                                EXHIBIT INDEX


Exhibit  Description
  No.

2.a.     The Company's Articles of Incorporation
2.b.     Amendments to the Company's Articles of Incorporation
2.c.     The Company's By-Laws
2.d. Translation summary of material terms of Articles of Incorporation for Graph-O-Logic S.A.
2.e.*    Articles of Incorporation of Sochrys Technologies Inc.
2.f.*    By-Laws of Sochrys Technologies Inc.
2.g.* Translation summary of material terms of Articles of Incorporation for Sochrys Technologies S.A.

3.a.*    Text of Common Stock Certificate

4.a.     Text of Class A Warrants
4.b.     Text of Class B Warrants
4.c.     Text of Class C Warrants

6.a.     Translation summary of Lease Agreement for Geneva Offices
6.b. Consulting Agreement dated August 30, 1999 between the Company and Capital House A Finance and Investment Corporation.

---------------------------
* To be filed by amendment.